                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________
                               SCHEDULE 14D-1/A

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                              (Amendment No. 14)
                              __________________
                              COMSAT CORPORATION
                           (Name of Subject Company)

                                 REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                        (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                            STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                             6801 ROCKLEDGE DRIVE
                           BETHESDA, MARYLAND 20817
                                (301) 897-6000
                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                SUITE 500 WEST
                         WASHINGTON, D.C.  20004-1109
                                (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1):  $1,169,509,386   Amount of Filing Fee:  $233,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $233,901           Filing Parties:  Regulus, LLC and
                                              Lockheed Martin Corporation

Form or registration no.:  Schedule 14D-1     Date Filed: September 25, 1998

                       (Continued on following page(s))
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        This Amendment No. 14 to the Tender Offer Statement on Schedule 14D-1
(the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

        The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 10:  ADDITIONAL INFORMATION

        Item 10(b) is hereby amended and supplemented by the addition of the following paragraphs thereto:

        On September 10, 1999, Parent issued the press release attached hereto as Exhibit (a)(20) pursuant to which it announced that the FCC has released the agenda for the meeting of its commissioners to be held on September 15, 1999. The applications of the Purchaser and Parent to effect a transfer of control of CGSI and become a common carrier and to acquire and hold up to 49 percent of the Company through classification as an authorized common carrier are scheduled to be considered at the meeting. Based on the released agenda, it is expected that the applications will be considered at the September 15 meeting, although there can be no assurance that any action regarding the applications will be taken at the September 15 meeting or that any FCC action regarding the applications will be favorable or will not be subject to adverse conditions.

        At the September 15 meeting, the FCC will also consider a report and order concerning whether INTELSAT should have direct access to the U.S. retail market rather than providing satellite services in the U.S. exclusively through COMSAT. The notice of proposed rulemaking regarding direct access was issued on October 28, 1998. On July 1, 1999, the Senate passed satellite legislation entitled "Open-market Reorganization for the Betterment of International Telecommunications (ORBIT) Act" (S. 376) sponsored by Senator Conrad Burns, Chairman of the Subcommittee on Communications of the Senate Commerce Committee which, among other things, would prohibit INTELSAT from direct access to the U.S. retail market until the earlier of INTELSAT privatization or July 1, 2001. There can be no assurance that any action regarding direct access will be taken at the September 15 meeting and neither Parent nor the Purchaser knows whether any action taken by the FCC regarding direct access would reasonably be expected to have an adverse effect on the Company or the extent to which the results of such action would be more or less favorable than the ORBIT legislation.

                              (Page 2 of 6 pages)
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ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended and supplemented by the addition of the following thereto:

        (a)(20) Text of Press Release issued September 10, 1999.


                              (Page 3 of 6 pages)

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    September 10, 1999



                                    REGULUS, LLC



                                    By:  /s/ Marian S. Block
                                       -----------------------------------------
                                    Name: Marian S. Block
                                    Title: Vice President



                              (Page 4 of 6 pages)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    September 10, 1999



                                    LOCKHEED MARTIN CORPORATION



                                    By:  /s/  Marian S. Block
                                       -----------------------------------------
                                    Name: Marian S. Block
                                    Title: Assistant Secretary



                              (Page 5 of 6 pages)
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                               14D-EXHIBIT INDEX

EXHIBIT         DESCRIPTION
-------         -----------

(a)(20)         Text of Press Release issued September 10, 1999.


                              (Page 6 of 6 pages)